

June 16, 2011

Richard T. Carucci
Chief Financial Officer
Yum! Brands, Inc.
1441 Gardiner Lane
Louisville, Kentucky 40213

>**Re: Yum! Brands, Inc.**
>**Form 10-K for Fiscal Year Ended December 25, 2010**
>**Filed on February 15, 2011**
>**File No. 001-13163**

Dear Mr. Carucci:

We have reviewed your response letter dated May 26, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 25, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Impairment of Goodwill, page 55

1. Please tell us whether you tested property, plant and equipment at each type of restaurant separately for impairment pursuant to ASC 360-10 at December 25, 2010 and your conclusion as to whether any impairment existed at either type. If no impairment existed, please tell us the basis for your conclusion accompanied by any evaluations performed in support of your conclusion.

2. Please tell us if you tested goodwill at each type of restaurant separately for impairment at December 25, 2010 and, if so tell us your conclusion at December 25, 2010 with

respect to each type, accompanied by the evaluation performed in support of your conclusion. If not, please explain to us your basis for not doing so.

3. We note in exhibit 99.1 of the Form 8-K furnished on April 21, 2011 that you disclose for the first quarter of fiscal 2011 weak performance in operating profit in Pizza Hut UK and that Pizza Hut UK system sales declined 7%. Please tell us how this reflects on the reasonableness of the assumptions used in the goodwill impairment testing at December 25, 2010 for Pizza Hut United Kingdom that you previously provided to us. In view of such circumstances, please also tell us what consideration you gave to testing of property, plant and equipment and goodwill impairment for Pizza Hut United Kingdom, or separately by type of restaurant therein as appropriate, in the first quarter of fiscal 2011. If no further consideration was given, or if upon further consideration no impairment was recorded, please explain to us your reasoning or basis for your conclusion.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief